SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                     AFFIRMATIVE INSURANCE HOLDINGS, INC.
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)

                                   008272106
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                                (CUSIP Number)

                                Andrew G. Bluhm
                              DSC Advisors, L.P.
                      900 N. Michigan Avenue, Suite 1900
                            Chicago, Illinois 60611
                           Telephone: (312) 915-2400
                           Facsimile: (312) 915-2487
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          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                                 June 1, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     DSC Advisors, L.P.
     I.R.S. Identification No.:  38-3662495

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [ ]
                                                                (b) [ ]

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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     AF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                     [  ]

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6.   Citizenship or Place of Organization

     Delaware

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Number of                             7.     Sole Voting Power
Shares
Beneficially                                 0
Owned by                              -----------------------------------------
Each                                  8.     Shared Voting Power
Reporting
Person with                                  1,159,699
                                      -----------------------------------------
                                      9.     Sole Dispositive Power

                                             0
                                      -----------------------------------------
                                      10.    Shared Dispositive Power
                                             1,159,699

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,159,699

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                      [  ]

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13.  Percent of Class Represented by Amount in Row (11)

     7.8%

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14.  Type of Reporting Person (See Instructions)

     PN
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Andrew G. Bluhm

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) [  ]
                                                                  (b) [  ]

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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     AF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                       [  ]

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6.   Citizenship or Place of Organization

     U.S. Citizen

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Number of                                  7.    Sole Voting Power
Shares
Beneficially                                     0
Owned by                                   ------------------------------------
Each                                       8.    Shared Voting Power
Reporting
Person with                                      1,159,699
                                           ------------------------------------
                                           9.    Sole Dispositive Power

                                                 0
                                           ------------------------------------
                                           10.   Shared Dispositive Power

                                                 1,159,699
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,159,699

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                       [  ]

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13.  Percent of Class Represented by Amount in Row (11)

     7.8%

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14.  Type of Reporting Person (See Instructions)

     IN
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


Item 1. Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Affirmative Insurance Holdings, Inc., a Delaware corporation (the "Company"). This Statement replaces the Statement on Schedule 13G filed by DSC Advisors, L.P. and Andrew G. Bluhm on August 4, 2004, as amended by Amendment No.1 thereto filed on February 14, 2005.

         The principal executive offices of the Company are located at 4450 Sojourn Drive, Suite 500, Addison, TX 75001.

Item 2. Identity and Background.

         This Statement is being filed jointly on behalf of DSC Advisors, L.P., a Delaware limited partnership ("DSC"), and Andrew G. Bluhm, the managing member and principal of DSC Advisors, L.L.C., a Delaware limited liability company ("Advisors LLC") which serves as the general partner of DSC (Mr. Bluhm, together with DSC, the "Reporting Persons"). The principal office of each of the Reporting Persons is located at 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

         The names, business addresses and present principal occupations or employment of the directors and executive officers of DSC are set forth on
Schedule I, which is incorporated herein by reference. Except as noted on
Schedule I, all directors and executive officers of DSC, including Mr. Bluhm, are citizens of the United States.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         From time to time on or prior to May 6, 2005, the Reporting Persons acquired an aggregate of 1,159,699 shares of Common Stock of the Company through open market purchases. The aggregate purchase price of the Common Stock acquired in such purchases was $16,691,593, including brokerage fees and commissions. The purchase price was paid out of the capital provided by and on behalf of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("DSC Master Fund"), of which DSC is the investment manager. DSC Master Fund holds the shares of Common Stock for the accounts of Delaware Street Capital L.P., a Delaware limited partnership, Delaware Street Capital II, L.P., a Delaware limited partnership, and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company. DSC makes all investment decisions for DSC Master Fund and DSC Master Fund does not hold the power to dispose of or vote any of the Common Stock. The Reporting Persons did not borrow any funds in connection with the purchase of the Common Stock.

Item 4. Purpose of Transaction.

         From time to time on or prior to May 6, 2005, the Reporting Persons purchased shares of Common Stock in the open market. The Reporting Persons made such purchases of Common Stock for investment purposes and the Reporting Persons did not have an intent to influence or control the Company's management or policies.

         On June 1, 2005, the Reporting Persons entered into discussions with respect to the acquisition of additional shares of Common Stock by an entity which is indirectly fifty percent owned by the Reporting Persons.

         The Reporting Persons intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain its holdings at its current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

         (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 16, 2005, there were 16,852,753 shares of Common Stock outstanding as of May 12, 2005. On May 19, 2005, the Company announced that it had entered into a definitive agreement to repurchase 2,000,000 shares of Company common stock held by Vesta Insurance Group, Inc. The Company announced on June 1, 2005 that the repurchase had been consummated. As a result, the Reporting Persons believe that 14,852,753 shares of Common Stock are currently outstanding. As of June 10, 2005, the Reporting Persons believe that they beneficially owned an aggregate of 1,159,699 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock.

         (b) The Reporting Persons share the power to vote or to direct to vote and to dispose or to direct the disposition of all 1,159,699 shares of Common Stock beneficially owned by them. As a result of his indirect ownership interest in DSC, Mr. Bluhm may be deemed to control DSC and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock. Mr. Bluhm disclaims beneficial ownership of such shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the Additional Shares until the consummation of the transactions contemplated by the Stock Purchase Agreement.

         (c) Other than as set forth on Schedule II hereto, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         (d) Except as described in Item 3 of this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in Items 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

       Exhibit 1 Joint Filing Agreement, dated June 13, 2005, by and among the Reporting Persons


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             DSC ADVISORS, L.P.


                                             By: /s/ Prashant Gupta
                                                 -----------------------------
                                                 Name:  Prashant Gupta
                                                 Title: Chief Financial Officer


                                             ANDREW G. BLUHM

                                             /s/ Andrew G. Bluhm
                                             ----------------------------------


Dated: June 13, 2005


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                                                                    Schedule I

                    DIRECTORS AND EXECUTIVE OFFICERS OF DSC

         The names, present principal occupations and business addresses of the directors and executive officers' of DSC are set forth below. Except as set forth below, the control person's or executive officer's business address is that of DSC. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with DSC.

Andrew G. Bluhm
Portfolio Manager

Prashant Gupta
Chief Financial Officer

Gary Katz
Director and General Counsel
153 East 53rd Street, 26th Fl.
New York, New York 10022

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                                                                   Schedule II

  Date of Acquisition       Number of Shares Purchased     Price Per Share ($)
          4/25/2005                        6,000                15.42
          4/26/2005                        4,600                15.28
          4/27/2005                        6,499                15.07
          4/29/2005                        5,000                14.84
           5/2/2005                       25,000                15.05
           5/6/2005                       27,500                15.05